Arca U.S. Treasury Fund

(the “Fund”)

Supplement dated June 6, 2024 to

the Prospectus dated May 1, 2024

This supplement provides updated information beyond that contained in the Fund’s Prospectus and should be read in conjunction with the Fund’s Prospectus.

Effective as of June 6, 2024 (the “Effective Date”), potential investors may purchase ArCoin through the Securitize Markets ATS, an alternative trading system that is registered with the SEC and subject to Regulation ATS adopted under the Securities Exchange Act of 1934, as amended. As a result of this change, the following is added to the Fund’s Prospectus as of the Effective Date:

Acquiring and Trading ArCoin through Securitize Markets ATS

Potential investors may purchase ArCoin through the Securitize Markets ATS (“SM ATS”), an alternative trading system (“ATS”) that is registered with the SEC and subject to Regulation ATS adopted under the Securities Exchange Act of 1934, as amended. SM ATS is operated by Securitize Markets, LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”).

SM ATS is an electronic trading platform authorized by FINRA to facilitate trading by subscribers to the SM ATS (“SM Subscribers”) in registered and unregistered crypto asset securities. SM ATS operates a fully electronic automated limit order book to facilitate buying and selling of crypto asset securities on a continuous electronic matching system. All orders submitted to the SM ATS are firm and are eligible for automatic execution by the SM ATS once buy and sell-side orders or trades have been matched, consistent with the instructions and conditions indicated on an order submitted to the SM ATS by an SM Subscriber.

SM ATS subscribers will be able to review information about the Fund, including the Fund’s prospectus, on SM ATS. If an SM Subscriber indicates an interest in investing in ArCoin, the SM ATS will electronically verify with the Transfer Agent whether such subscriber has an existing Fund account. If not, the SM ATS must submit a Fund account application to the Transfer Agent on behalf of the SM Subscriber and the Transfer Agent will complete the Fund account opening process (as described above), verify the SM Subscriber’s eligibility for access to the Fund, and whitelist the SM Subscriber’s wallet address(es) with the Fund.

Purchases on SM ATS. To purchase ArCoin using the SM ATS platform, existing Fund shareholders and prospective Fund shareholders will be required to:

1.	Complete and pass account opening procedures, including AML and KYC checks, imposed by the SM ATS.
2.	Add the shareholder’s dedicated Ethereum wallet address, provided by an SM ATS-approved custodian, and/or self-custodied wallet address(es) to their SM ATS profile.

If a shareholder wants to have access to trading on the SM ATS, they must also establish a relationship (or confirm an existing relationship) with an SM ATS-supported custodian. During the onboarding process, investors will be directed to set up an account with such custodian using the custodian’s onboarding process. Once the custodial account is set up, the investor will be instructed to input a code

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(API-Key) generated by the custodian into the investor’s SM ATS profile, which will allow the SM ATS to interact with the investor’s custody account on a read-only basis.

•	Prospective Shareholders. A prospective shareholder who wants to purchase ArCoin through the SM ATS platform may do so in one of two ways:
1.	A prospective shareholder may subscribe directly to the Fund at NAV via SM ATS. This functionality is equivalent to purchasing ArCoin directly from the Fund using the Fund’s web portal, and is provided as a convenience for SM Subscribers. In order to purchase ArCoin directly through SM ATS, an SM Subscriber must log in to the SM ATS and take the following steps:
a.	Select “Subscribe” to ArCoin, which will permit the SM ATS to electronically share information with the Fund’s Transfer Agent in order to:
i.	Register or verify registration of the prospective shareholder with the Fund’s Transfer Agent in accordance with the Fund’s procedures;
ii.	Verify the SM Subscriber’s eligibility to hold and acquire ArCoin, as set forth in the Fund’s prospectus; and
iii.	Whitelist self-custodied wallet address(es) and/or a wallet address provided by an SM ATS-supported custodian.
b.	An investor purchasing ArCoin through SM ATS will be required to fund their purchase independent of the SM ATS platform. Purchases of ArCoin can be made via ACH or wire transfer, as described above (see, “Purchasing Shares”). Subscriptions to the Fund cannot be made using any sort of digital currency. Acquiring ArCoin from the Fund through SM ATS will likely be slower than acquiring it in a secondary trade on the SM ATS (as set forth below) since it will require an SM Subscriber to deliver US dollars (via ACH or wire transfer) to the Fund’s Custodian.
c.	When a direct purchase through the SM ATS is deemed to be in good order by the Transfer Agent, and upon confirmation of adequate funds being received by the Fund’s custodian, the Transfer Agent will deliver ArCoin to the investor’s whitelisted Ethereum wallet. SM ATS will not, at any time, take custody of any ArCoin or funds.
2.	A shareholder who is an SM Subscriber and has gone through the verification and whitelisting procedure with the Fund outlined above may acquire ArCoin on the SM ATS from another market participant at a price established via market bids and offers (i.e., at market price). ArCoin bought on SM ATS will be sent to the shareholder’s whitelisted wallet established with an SM ATS-supported custodian. If desired, ArCoin may then be transferred by the shareholder to another whitelisted wallet via peer-to-peer transfer on the Ethereum blockchain (a shareholder will incur gas fees to make such a peer-to-peer transfer).

The market price for ArCoin may be higher or lower than the Fund’s NAV. Additionally, SM Subscribers who initiate a purchase of ArCoin through SM ATS will incur gas charges imposed by the Ethereum blockchain and will pay the SM ATS a commission for such transaction (see Fees below). SM Subscribers should be aware that these fees will increase the cost of a purchase and therefore will decrease the return on a shareholder’s investment. ArCoin purchased directly on SM ATS or directly from the Fund’s web portal will not incur such fees.

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•	Existing Shareholders. In order to sell ArCoin on SM ATS, an existing Fund shareholder that is also an SM Subscriber must transfer their ArCoin to a wallet established with an SM ATS-supported custodian, as discussed above. Once that transfer is complete, the shareholder/SM Subscriber can enter orders to sell (or purchase) ArCoin directly from SM ATS’s front-end user interface. An SM ATS-supported custodian will be responsible for settling trades in ArCoin on a shareholder’s behalf once a match on the SM ATS has occurred.

Fees. A shareholder trading ArCoin on SM ATS will bear the following fees which will increase the cost of a transaction and may decrease the return on a shareholder’s investment:

1.	Gas. When a trade is settled by an SM ATS-supported custodian, gas will be charged by the Ethereum blockchain to the sender's wallet to move ArCoin and its trading complement (USDC). If insufficient ETH is available, SM ATS may provide the required amount of ETH to complete a trade and may re-coup this cost from the SM Subscriber under the terms of the subscriber’s agreement with SM ATS.
2.	Trading Fee. SM ATS will generally charge both buyer and seller a commission for executing a trade. The fee will be clearly published on SM ATS. Under the terms of the applicable subscriber agreement, commission rates may be subject to change at any time.

Repurchase Offers. Repurchases of the Fund’s shares are available only under the terms of monthly Repurchase Offers made by the Fund to its shareholders. Under procedures adopted by the Fund’s Board, all Repurchase Offers are made directly by the Fund and processed directly through the Fund’s web portal hosted by the Transfer Agent. If an SM Subscriber wishes to participate in a monthly Repurchase Offer, the SM Subscriber must access the Fund’s web portal to do so. Although each Fund shareholder has access to a Fund account on the Fund’s web portal, shareholders who initially purchased ArCoin through SM ATS will be required to create a password to enable access to their account on the Fund’s web portal. Instructions to do so are available by contacting the Transfer Agent at arcasupport@securitize.io or 888-526-1997.

Risks

Any disruption to the operations of SM ATS, such as a market participant in the SM ATS trading ecosystem, including a market maker or custodian, ceasing to provide services to Fund shareholders, could materially disrupt trading in, or potentially result in a complete halt of trading in, ArCoin on SM ATS. Such an interruption would likely materially and adversely affect the trading price of ArCoin.

It is anticipated that there will initially be a limited trading volume in ArCoin on SM ATS. Even if a more liquid trading market for ArCoin develops on one or more additional ATSs, the depth and liquidity of that market and the ability to sell ArCoin may nevertheless be limited, which may have a material adverse effect on the liquidity for, and the market price of, ArCoin.

A shareholder may be able to manage his or her account at an SM ATS-supported custodian with a simple login and password as well as a second factor of authentication. ArCoin maintained in such an account will be vulnerable to cyber theft should the shareholder’s account be compromised.

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SM ATS is responsible for confirming that sufficient ETH is available prior to an order’s acceptance and for placing a hold on that amount of ETH when it accepts an order for a trade. However, gas prices can fluctuate between acceptance and settlement of an order, and if insufficient ETH is available at the time of settlement, SM ATS may provide the required amount of ETH to complete the trade and may re-coup this cost from SM Subscriber under the terms of the applicable subscriber agreement.

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Please retain this supplement for future reference.